UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [	]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [	]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

September 5, 2006

Item 3.	News Release

On September 5, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that resource expansion drilling on the Ojo Zone of its La Cabeza project has intersected significant gold mineralization.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 5 day of September 2006.

SCHEDULE “A”

For Immediate Release: September 5, 2006

OJO ZONE DRILLING EXTENDS GOLD MINERALIZATION AT LA CABEZA

Vancouver, B. C., September 5, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that resource expansion drilling on the Ojo Zone of its La Cabeza project has intersected significant gold mineralization.

The Ojo Zone is one of the four principal zones of mineralization on the project. Significant diamond drill results, tabulated below, include intercepts of:

-	12.7 metres at a grade of 3.1 grams per tonne (“g/t”) gold including 2 metres at a grade of 11.9g/t gold in hole LCD-105;
-	46 metres at a grade of 1.6 g/t gold including 11 metres at a grade of 3.1g/t gold in LCD-124,
-	8.2 metres at a grade of 2.3 g/t gold in LCD-125, and
-	27 metres at a grade of 1.8 g/t gold including 6 metres at a grade of 3.1g/t gold in LCP-215.

New Targets

Separately, Exeter reports that two new target areas have been delineated near Ojo, beneath 3 to 12 metres of sand cover. Bedrock drilling located immediately west northwest of Ojo returned anomalous gold values of 0.6 g/t, 0.5 g/t and four separate values of 0.4 g/t, all in samples taken from the top three metres of bedrock.

The second new target is located mid-way between the Central Vein Zone and the Luna Zone. One bedrock drill hole assayed 0.5 g/t gold over three metres. These targets will now be defined by conventional reverse circulation (“RC”) drilling.

Company Comment

Exeter’s Chairman, Yale Simpson, commented: “The results from drill holes, LCD-124, LCD-125, LCP-214 and LCP-215 confirm the grade and distribution of mineralization in the Ojo Zone, both in sedimentary and volcanic rocks. However, the mineralization intersected by LCD-105 represents an extension of the high grade hydrothermal breccias tested in 2005. Additional drilling will test the breccia zone at depth, where it remains open for further extension”.

Detailed Drilling Results

Significant assay results from five additional drill holes testing the Ojo prospect are as follows:

Hole	From (m)	To (m)	Width (m)	Au grade (g/t)
LCD-105	10	22.7	12.7	3.1
including	13	15	2	11.9
LCD-124	4	50	46	1.6	*
including	16	17	1	6.2

and	21	32	11	3.1
LCD-125	4	12.2	8.2	2.3	**
including	9.6	10.2	0.6	10.3
LCP-214	5	26	21	0.6
including	17	20	3	1.1
	53	59	6	1.4
	68	71	3	0.7	***
LCP-215	9	36	27	1.8
including	18	24	6	3.1
	78	81	3	0.9

*

Regular whole rock core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected for simple compression tests. The intervals 8.0 – 9.0 metres and 32 – 33 metres, within this 46 metre intersection, represent such samples and for reporting purposes here both have been assumed to have a gold value of zero.

**

Diamond drill hole LCD-125 actually intersected mineralization greater than 1.0 g/t gold (and up to 7.2 g/t gold) from surface down to the first assay reported at 4 metres. Given that the rock drilled was weathered and broken, the core recoveries in this interval was significantly less than the 85 percent required for reporting purposes. Fortunately, in this case, sample data from nearby channel sampling can be used in the next resource estimation.

***	RC drill hole LCP-214 terminated in mineralization with the last three metres assaying 0.7 g/t gold. This drill hole will be extended.

Diamond core hole LCD-105 was located 25 metres northwest of LCP-139 (which intersected 9 metres at a grade of 4.3 g/t gold) and confirmed the continuation of hydrothermal breccia mineralization at depth. Approximately 75 metres northwest of this hole, fourteen rotary air blast (“RAB”) holes returned anomalous gold values of between 0.15 g/t and 0.57 g/t, associated with brecciated felsic porphyry. RC drilling will test this target area.

Diamond core holes LCD-124 and LCD-125 were drilled 50 metres apart, on the same section, to test the vertical and lateral extent of mineralization indicated by surface channel sampling. Most of the gold mineralization intersected in the two holes is related to fractured and brecciated felsic porphyry, with dark grey chalcedonic silica in the breccia matrix.

RC drill holes LCP-214 and 215 were in-fill holes on the same section line, between two previous sections that were spaced 50 metres apart. Gold mineralization within LCP-214 is within quartz sandstone from a depth of 5 metres. Gold mineralization in LCP-215, located approximately 40 metres northwest of LCP-214, is hosted within felsic volcanics and sedimentary rocks.

2006 Drilling Progress

Two multi-purpose reverse circulation-diamond drills and two conventional diamond drills are currently operating at La Cabeza. At the end of June, the drilling program that was commenced in January was 45 percent complete, with 6500 metres remaining. The program for the remainder of 2006 was increased to extend and add definition to new mineralization identified in the 2006 program.

The drilling program now includes “fences” of RC drill holes in areas of sand cover to test prospective structural corridors. The revised drilling program including the “fence” drilling will total 12,000 metres. This expanded program is expected to be completed by year end and will be followed, as quickly as possible thereafter by a new, independent resource estimation.

Vein and drill hole locations can be viewed on the Exeter website at www.exeterresource.com or by clicking on these hyperlinks: http://www.exeterresource.com/images/gallery/plans/plans17.pdf and http://www.exeterresource.com/images/gallery/plans/plans18.pdf

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. The HQ diamond drill core samples are split at one metre intervals or on geological contacts. Samples were collected in accordance with industry standards. Samples were prepared at the ALS Chemex preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory facility in La Serena, Chile, both ISO-9001:200 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex in Chile. The Company applies industry standard techniques for systematic inclusions of standard, blank and duplicate samples throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

Currently, four drills are operating at its advanced La Cabeza gold project, as a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., AngloGold Ashanti subsidiary over 12 epithermal gold and silver properties in Santa Cruz, Rio Negro and Chubut provinces. Drilling by Exeter at the Cerro Moro, Cerro Puntudo and Verde Silver projects was recently announced to have intersected significant gold and silver mineralization. Follow up exploration has commenced to target further drilling final quarter this year.

In Chile, Exeter is prospecting some 48 gold-silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date September 5, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director